FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              For November 13, 2002


                                  AERCO LIMITED


                               22 Grenville Street
                                   St. Helier
                                 Jersey, JE4 8PX
                                 Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                         Form 40-F
                         ---                                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                            No  X
                         ---                           ---

                                INDEX TO EXHIBITS

Item
-----
1.    AerCo Limited Monthly Report to Noteholders for November 2002.

24.   Power of Attorney for AerCo Limited.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: November 13, 2002


                                          AERCO LIMITED


                                          By: /s/ Pat Keating
                                             ----------------------------------
                                             Name:  Pat Keating
                                             Title: Attorney-in-Fact

                                                                          Item 1




                                                           AERCO LIMITED
                                                        Report to Noteholders
                                         All amounts in US dollars unless otehrwise stated


Month                                                              November-02
Payment Date                                                       15th of each month
Convention                                                         Modified Following Business Day
Current Payment Date                                               15-Nov-02
Current Calculation Date                                           8-Nov-02
Previous Payment Date                                              15-Oct-02
Previous Calculation Date                                          8-Oct-02
--------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

--------------------------------------------------------------------------------------------------------------------------------
                                                                  Prior          Deposits        Withdrawals       Balance on
                                                                 Balance                                        Calculation Date
                                                                 8-Oct-02                                          8-Nov-02
--------------------------------------------------------------------------------------------------------------------------------
Expense Account                                                 4,503,286.59    5,018,165.98    (4,658,971.37)     4,862,481.20
Collection Account                                             97,182,204.05   13,042,783.09   (15,626,802.05)    94,598,185.09
Aircraft Purchase Account                                                  -               -                -                 -

 - Liquidity Reserve cash balance                              81,555,402.00               -       (80,000.00)    81,475,402.00
--------------------------------------------------------------------------------------------------------------------------------
Total                                                         101,685,490.64   18,060,949.07   (20,285,773.42)    99,460,666.29
--------------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

--------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                  -
Interest Income                                                                                                               -
Aircraft Purchase Payments                                                                                                    -
Economic Swap Payments                                                                                                        -
--------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                           -
--------------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expense Account Activity

--------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                       4,503,286.59
Transfer from Collection Account on previous Payment Date                                                          5,011,475.17
Permitted Aircraft Accrual                                                                                                    -
Interim Transfer from Collection Account                                                                                      -
Interest Income                                                                                                        6,690.81
Balance on current Calculation Date
 - Payments on previous payment date                                                                              (4,155,960.08)
 - Interim payments                                                                                                           -
 - Other                                                                                                            (503,011.29)
--------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                4,862,481.20
--------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

--------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                      97,182,204.05
Collections during period                                                                                         13,042,783.09
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                        (1,696,713.41)
 - Permitted Aircraft Modifications                                                                                           -
Interim Transfer to Expense Account                                                                                           -
Net Swap payments on previous Payment Date                                                                        (3,314,761.76)
Aggregate Note Payments on previous Payment Date                                                                 (10,615,326.88)
--------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                               94,598,185.09
--------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                  30,000,000.00
Second Collection Account Reserve                                                                                 35,000,000.00
Cash Held
 - Security Deposits                                                                                              16,475,402.00
                                                                                                              ------------------
 Liquidity Reserve Amount                                                                                         81,475,402.00
                                                                                                              ------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

--------------------------------------------------------------------------------------------------------------------------------

                                                           AERCO LIMITED
                                                        Report to Noteholders
                                         All amounts in US dollars unless otehrwise stated


Current Payment Date                                                          15-Nov-02
Current Calculation Date                                                      8-Nov-02
Previous Payment Date                                                         15-Oct-02
Previous Calculation Date                                                     8-Oct-02
--------------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                             99,460,666.29
Liquidity Reserve Amount                                                                             (81,475,402.00)
                                                                                                   ----------------
Available Collections                                                                                 17,985,264.29
                                                                                                   ================

4. Analysis of Collection Account Activity (Continued)
-------------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)                       Total Required Expense Amount                                               6,200,000.00
(II) a)                   Class A Interest but excluding Step-up                                      1,595,851.67
     b)                   Swap Payments other than subordinated swap payments                         3,643,551.41
(iii)                     First Collection Account top-up (Minimum liquidity reserve $30 m)          30,000,000.00
(iv)                      Class A Minimum principal payment                                                      -
(v)                       Class B Interest                                                              299,956.36
(vi)                      Class B Minimum principal payment                                             145,088.85
(vii)                     Class C Interest                                                              472,834.14
(viii)                    Class C Minimum principal payment                                                      -
(ix)                      Class D Interest                                                              708,333.33
(x)                       Class D Minimum principal payment                                                      -
(xi)                      Second collection account top-up                                           51,475,402.00
(xii)                     Class A Scheduled principal                                                            -
(xiii)                    Class B Scheduled principal                                                   531,356.16
(xiv)                     Class C Scheduled principal                                                   476,053.17
(xv)                      Class D Scheduled principal                                                            -
(xvi)                     Permitted accruals for Modifications                                                   -
(xvii)                    Step-up interest                                                              235,172.41
(xviii)                   Class A Supplemental principal                                              3,677,066.80
(xix)                     Class E Primary Interest                                                               -
(xx)                      Class B Supplemental principal                                                         -
(xxi)                     Class A Outstanding Principal                                                          -
(xxii)                    Class B Outstanding Principal                                                          -
(xxiii)                   Class C Outstanding Principal                                                          -
(xxiv)                    Class D Outstanding Principal                                                          -
(xxv)                     Subordinated Swap payments                                                             -
                                                                                              ---------------------
                          Total Payments with respect to Payment Date                                99,460,666.29
                          less collection Account Top Ups (iii) (b) and (xi) (b) above               81,475,402.00
                                                                                              ---------------------
                                                                                                     17,985,264.29
                                                                                              =====================

-------------------------------------------------------------------------------------------------------------------

                                           AERCO LIMITED
                                       Report to Noteholders
                          All amounts in US dollars unless otehrwise stated


Current Payment Date                                                15-Nov-02
Current Calculation Date                                            8-Nov-02
Previous Payment Date                                               15-Oct-02
Previous Calculation Date                                           8-Oct-02
-----------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

----------------------------------------------------------------------------------------------------
                                            Subclass       Subclass         Subclass       Total
Floating Rate Notes                           A-2            A-3              A-4         Class A
----------------------------------------------------------------------------------------------------
Applicable LIBOR                            1.80000%        1.80000%        1.80000%
Applicable Margin                            0.3200%         0.4600%         0.5200%
Applicable Interest Rate                    2.12000%        2.26000%        2.32000%
Day Count                                    Act/360         Act/360         Act/360
Actual Number of Days                             31              31              31
Interest Amount Payable                   237,282.06    1,062,979.29      295,590.32
Step-up Interest Amount Payable                   NA      235,172.41              NA
----------------------------------------------------------------------------------------------------
Total Interest Paid                       237,282.06    1,298,151.70      295,590.32    1,831,024.08
----------------------------------------------------------------------------------------------------

Expected Final Payment Date                15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date                   17-Aug-98       15-Feb-06       15-Aug-00
----------------------------------------------------------------------------------------------------
Original Balance                      290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance 129,978,000.00  546,206,887.10  147,959,557.46  824,144,444.56
----------------------------------------------------------------------------------------------------
Extended Pool Factors                         55.78%         100.00%          81.51%
Pool Factors                                  43.67%         100.00%          70.98%
----------------------------------------------------------------------------------------------------
Minimum Principal Payment                          -               -               -               -
Scheduled Principal Payment                        -               -               -               -
Supplemental Principal Payment          3,335,000.00      342,066.80               -    3,677,066.80
----------------------------------------------------------------------------------------------------
Total Principal Distribution Amount     3,335,000.00      342,066.80               -    3,677,066.80
----------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                    -
- amount allocable to premium
----------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance 126,643,000.00  545,864,820.30  147,959,557.46  820,467,377.76
----------------------------------------------------------------------------------------------------




5. Payments on the Notes by Subclass (continued)

----------------------------------------------------------------------------------  --------------------------------------------
                                          Subclass       Subclass        Total         Subclass         Subclass       Total
Floating Rate Notes                          B-1           B-2          Class B           C-1             C-2         Class C
----------------------------------------------------------------------------------  --------------------------------------------
Applicable LIBOR                           1.80000%       1.80000%                       1.80000%       1.80000%
Applicable Margin                           0.6000%        1.0500%                        1.3500%        2.0500%
Applicable Interest Rate                   2.40000%       2.85000%                       3.15000%       3.85000%
Day Count                                   Act/360        Act/360                        Act/360        Act/360
Actual Number of Days                            31             31                             31             31
Interest Amount Payable                  132,153.67     167,802.68                     217,659.65     255,174.48
Step-up Interest Amount Payable                  NA             NA                             NA             NA
----------------------------------------------------------------------------------  --------------------------------------------
Total Interest Paid                      132,153.67     167,802.68      299,956.36     217,659.65     255,174.48      472,834.14
----------------------------------------------------------------------------------  --------------------------------------------

Expected Final Payment Date               15-Jul-13      15-Jun-08                      15-Jul-13      15-Jun-08
Excess Amortisation Date                  17-Aug-98      15-Aug-00                      17-Aug-98      15-Aug-00
----------------------------------------------------------------------------------  --------------------------------------------
Original Balance                      85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance 63,945,324.51  68,374,608.34  132,319,932.85  80,243,190.12  76,969,262.00  157,212,452.12
----------------------------------------------------------------------------------  --------------------------------------------
Extended Pool Factors                        83.29%         99.11%                         98.59%         98.59%
Pool Factors                                 76.70%         97.48%                         94.17%         95.98%
----------------------------------------------------------------------------------  --------------------------------------------
Minimum Principal Payment                 70,116.07      74,972.78      145,088.85              -              -               -
Scheduled Principal Payment              256,784.76     274,571.40      531,356.16     246,351.19     229,701.98      476,053.17
Supplemental Principal Payment                    -              -               -              -              -               -
----------------------------------------------------------------------------------  --------------------------------------------
Total Principal Distribution Amount      326,900.83     349,544.18      676,445.01     246,351.19     229,701.98      476,053.17
----------------------------------------------------------------------------------  --------------------------------------------
Redemption Amount                                                                               -              -
- amount allocable to principal                                                                 -              -
- amount allocable to premium                                                                   -              -
----------------------------------------------------------------------------------  --------------------------------------------
Closing Outstanding Principal Balance 63,618,423.68  68,025,064.16  131,643,487.84  79,996,838.93  76,739,560.02  156,736,398.95
----------------------------------------------------------------------------------  --------------------------------------------


-----------------------------------------------------
Fixed Rate Notes                      D-2
-----------------------------------------------------
Applicable Interest Rate                    8.50000%
Day count                                     30/360
Number of Days                                    30
Interest Amount Payable                   708,333.33
-----------------------------------------------------
Total Interest Paid                       708,333.33
-----------------------------------------------------
Expected Final Payment Date                15-Mar-14
Excess Amortisation Date                   15-Jul-10
-----------------------------------------------------
Original Balance                      100,000,000.00
Opening Outstanding Principal Balance 100,000,000.00
-----------------------------------------------------
Extended Pool Factors                        100.00%
Expected Pool Factors                        100.00%
-----------------------------------------------------
Extended Amount                                    -
Expected Pool Factor Amount                        -
Surplus Amortisation
-----------------------------------------------------
Total Principal Distribution Amount                -
-----------------------------------------------------
Redemption Amount                                  -
- amount allocable to principal                    -
                                      ---------------
- amount allocable to premium                      -
-----------------------------------------------------
Closing Outstanding Principal Balance 100,000,000.00
-----------------------------------------------------

                                                           AERCO LIMITED
                                                        Report to Noteholders
                                         All amounts in US dollars unless otehrwise stated


Current Payment Date                                                         15-Nov-02
Current Calculation Date                                                      8-Nov-02
Previous Payment Date                                                        15-Oct-02
Previous Calculation Date                                                     8-Oct-02
------------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                                             15-Nov-02
End of Interest Accrual Period                                               16-Dec-02
Reference Date                                                               13-Nov-02

------------------------------------------------------------------------------------------------------------------------------------
                                              A-2         A-3         A-4        B-1        B-2        C-1        C-2
------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                            1.38125%    1.38125%    1.38125%   1.38125%   1.38125%   1.38125%   1.38125%
Applicable Margin                            0.3200%     0.4600%     0.5200%    0.6000%    1.0500%    1.3500%    2.0500%
Applicable Interest Rate                     1.7013%     1.8413%     1.9013%    1.9813%    2.4313%    2.7313%    3.4313%

------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Fixed Rate Notes                                                          D-1
---------------------------------------------------------------------------------------
Actual Pool Factor                                                             100.00%
---------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes
------------------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                       A-2         A-3        A-4        B-1         B-2       C-1         C-2
------------------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance     129,978.00  546,206.89  147,959.56  63,945.32  68,374.61  80,243.19  76,969.26
Total Principal Payments                    3,335.00      342.07           -     326.90     349.54     246.35     229.70
Closing Outstanding Principal Balance     126,643.00  545,864.82  147,959.56  63,618.42  68,025.06  79,996.84  76,739.56

Total Interest                                237.28    1,298.15      295.59     132.15     167.80     217.66     255.17
Total Premium                                0.0000%     0.5000%     0.0000%    0.0000%    0.0000%    0.0000%    0.0000%
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
(b) Fixed Rate Notes                         D-2
---------------------------------------------------------------------------------------
Opening Outstanding Principal Balance     100,000.00
Total Principal Payments                           -
Closing Outstanding Principal Balance     100,000.00

Total Interest                                708.33
Total Premium                                     -
---------------------------------------------------------------------------------------

                                                                         Item 24


                                POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.


Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                  -----------------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ Peter Sokell
                                                  -----------------------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                  -----------------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 24 July 2002                               /s/ M. John McMahon
                                                  -----------------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins
                                                          ---------------------


Dated: 9 August 2002                              /s/ Sean Brennan
                                                  -----------------------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy
                                                          ---------------------